[LeapFrog Letterhead]

December 14, 2005

U.S. Securities and Exchange Commission

Division of Corporation Finance

Washington, D.C. 20549

Attention:        Linda Cvrkel, Branch Chief

Re:	LeapFrog Enterprises, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2004
From 10-Q for the quarterly period ended March 31, 2005
From 10-Q for the quarterly period ended June 30, 2005
File No. 001-31396

Dear Ms. Cvrkel:

We are submitting this letter in response to your letter, dated November 17, 2005, to Thomas J. Kalinske, Chief Executive Officer of LeapFrog Enterprises, Inc. (the “Company”). The numbering of the paragraphs below corresponds to the numbering of your comment letter, which for your convenience we have incorporated into this letter in italics.

Form 10-K for the Fiscal Year Ended December 31, 2004

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Seasonality and Quarterly Results of Operations, page 38

Note 24. Quarterly Financials – Unaudited, page F-30

1.	Please revise your disclosure to describe or cross-reference the effects of any unusual or infrequently occurring items recognized in any of the quarters that have materially affected the comparability of the information presented. For example, we note that you have incurred a significantly greater loss from operations and net loss in the first quarter of fiscal year 2004 versus the first quarter fiscal year 2003 relative to the amount of revenues recognized. See Item 302(a) (3) of Regulation S-K.

Response to comment no. 1:

The Company did not have any unusual or infrequently occurring items as defined in APB Opinion No. 30, “Reporting the Results of Operations - Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions,” during the year ended December 31, 2004. Fluctuations in quarterly results was due to recurring events usually associated with the Company’s operations. The principal factors contributing to these fluctuations are described, on an annual basis, in the Company’s annual report on Form 10-K

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for the year ended December 31, 2004. These factors are primarily lower gross margins and higher compensation expenses and are as follows:

•	During the first quarter of 2004, net loss increased by $10.8 million compared to the same period of 2003, primarily due to a reduction in gross profit of approximately $8.7 million together with increases in selling, general and administrative expenses of $5.3 million and advertising expense of $2.3 million.

•	During the second quarter, the increase in net loss from $3.8 million in 2003 to $7.4 million in 2004 was due to higher selling, general and administrative expense of $5.5 million.

•	During the third quarter of 2004, the Company experienced a significant reduction in its gross profit of approximately $11.2 million primarily due to unfavorable product mix and higher freight and warehousing costs. In addition, selling, general and administrative expenses for the third quarter of 2004 increased by approximately $7.2 million compared to 2003.

•	During the fourth quarter, gross profit decreased by approximately $61.8 million as a result of a decline in gross margin from 47.9% in 2003 to 37.8% in 2004. In its annual report on Form 10-K, the Company explained that the factors affecting this decline were primarily due to higher reserves for excess and obsolete inventory, unfavorable product mix, higher sales allowances and higher warehousing costs. In addition, selling, general and administrative expenses increased by approximately $11.3 million.

To the extent the Company’s financial results in future periods are materially affected by unusual or infrequently occurring events, the Company will make disclosures in the appropriate periodic reports pursuant to APB Opinion No. 30, “Reporting the Results of Operations - Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions.” In future reports, we will also cross-reference this section to the Management’s Discussion & Analysis section for further information.

Financial Statements

Consolidated Balance Sheet, page F-3

Consolidated Statements of Cash Flows, page F-6

Note 2. Summary of Significant Accounting Policies, Cash and Cash Equivalents, page F-9

Note 4. Investments, page F-13

2.	We compared the consolidated balance sheet and consolidated statement of cash flows for the fiscal year ended December 31, 2003 presented in your Form 10-K for the fiscal year ended December 31, 2004 (2004 Form 10-K) and Form 10-K for the fiscal year ended December 31, 2003 (2003 Form 10-K) and noted the following changes:

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December 14, 2005

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Consolidated Balance Sheet at December 31, 2003

•	The balance for cash and cash equivalents for the same fiscal year ended December 31, 2003 presented in your 2003 Form 10-K and 2004 Form 10-K was $69.8 million and $45.3 million, respectively, representing a change (i.e., decrease) of $24.5 million.

•	The balance for short-term investments for the same fiscal year ended December 31, 2003 presented in your 2003 Form 10-K and 2004 Form 10-K was $42.8 million and $67.3 million, respectively, representing a change (i.e., increase) of $24.5 million.

Consolidated Statement of Cash Flows for the Year Ended December 31, 2003

•	Net cash used in investing activities for the same fiscal year ended December 31, 2003 presented in your 2003 Form 10-K and 2004 Form 10-K was ($17.6) million and ($76.2) million, respectively.

•	Purchases of short-term investments for the same fiscal year ended December 31, 2003 presented in your 2003 Form 10-K and 2004 Form 10-K was ($76.1) million and ($171.1) million, respectively.

•	Sales of short-term investments for the same fiscal year ended December 31, 2003 presented in your 2003 Form 10-K and 2004 Form 10-K was $35.7 million and $113.5 million, respectively.

In addition, we note that your definition of cash and cash equivalents in Note 2 to the financial statements presented in your 2003 Form 10-K for the fiscal year ended December 31, 2003 included “highly liquid short-term fixed income municipal securities with an original maturity of 90 days or less” whereas your definition of cash and cash equivalents in Note 2 to the financial statements presented in your 2004 Form 10-K does not include similar language. Based on the foregoing and your disclosure in Note 4, it appears that your financial statements for the year ended December 31, 2003 as presented in your 2003 Form 10-K erroneously reflected $24.5 million of short-term securities (i.e., auction rate municipal securities) in cash and cash equivalents. Considering the significance of this amount, we note that you make no mention of this significant change in your financial statements. Although auction rate securities are considered highly liquid because of the auction process, these securities do not meet the definition of cash equivalents set forth in paragraphs 8 and 9 of SFAS No. 95 since they have long-term maturity dates and there is no guarantee the holder will be able to liquidate its holdings. In this regard, please revise the notes to your financial statements in accordance with paragraph 37 of APBO No. 20 to accurately disclose the nature and extent of the error that was made in the financial statements included in your previously issued 2003 Form 10-K. Furthermore, your auditors should consider revising their independent audit report to recognize the error correction through the addition of an explanatory paragraph pursuant to paragraph 12 of SAS AU Section 420. Finally, where applicable, please revise your 2005 Form 10-Qs to adequately address the above comment.

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December 14, 2005

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Response to comment no. 2:

During the periods prior to December 31, 2004, the Company classified its investments in auction rate securities as cash and cash equivalents because the periods between interest rate resets generally did not exceed 90 days. Although these securities have relatively long contractual maturities, management considers and manages these securities as highly liquid investments. As a result, management had consistently classified these investments as cash and cash equivalents, based on its ability to liquidate or roll over the investments to the next investment period, as well as the minimal interest rate risk.

The Company concluded that treatment of this change to the balance as of December 31, 2003 as a reclassification was appropriate because of the following factors.

•	The Company believes that its investors’ assessments of the Company’s liquidity are based principally on factors such as the total cash and investment levels, net cash provided by operating activities and net income (loss), which were not affected by the reclassification.

•	The Company did not have any debt and the reclassification had no impact on the covenants in our undrawn revolving credit agreement.

•	The reclassification of the auction rate securities did not have an effect on total current assets, stockholders’ equity, net cash provided by operating activities nor net income (loss) as of December 31, 2004 and 2003.

In early 2005, and prior to the filing of our annual report for the year ended December 31, 2004, the Company received additional guidance clarifying the provisions in paragraphs 8 and 9 of FASB Statement No. 95, “Statement of Cash Flows.” Accordingly, management determined that these securities should not be classified as cash and cash equivalents.

The Company’s auditors have advised us, that for the reasons stated above, they did not believe an explanatory paragraph in the auditors report calling attention to the reclassification of amounts reported in prior periods was necessary.

The Company acknowledges that the disclosure about the reclassification of auction rate securities should have been more complete. Accordingly, in future filings, the Company will provide a full explanation for such reclassification and the related reasons under the caption of “Significant Accounting Policies.” The Company anticipates making the following disclosure in its Cash and Cash equivalents Accounting Policy in its 2005 Form 10-K:

Cash and cash equivalents consist of cash and money market funds. Prior to December 31, 2004, the Company classified its auction rate securities as cash and cash equivalents because the securities were highly liquid and the periods between interest rate resets generally did not

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exceed 90 days. Prior to filing its annual report on Form 10-K for the year ended December 31, 2004, the Company received additional clarification regarding the classification of auction rate securities in the financial statements. As a result, the Company classified its auction rate securities as of December 31, 2004 as short-term investments. The Company also reclassified $24.5 million of auction rate securities as of December 31, 2003, from cash and cash equivalents to short-term investments to conform to the presentation for 2004. This reclassification had no effect on total current assets, stockholders’ equity, net income (loss), cash provided by operating activities, or on net income (loss) per share. Due to the reclassification cash provided for investing activities increased by $24.5 million as of December 31, 2003 and cash and cash equivalents decreased by $24.5 million.

3.	We note from your balance sheet that short-term investments have decreased significantly in comparison to the December 31, 2003 comparable balance. Given the decreasing significance of your short-term investments, please revise your footnote disclosure to include the information required by paragraph 21 of SFAS No. 115.

Response to comment no. 3:

Based on our understanding of the disclosure requirements of paragraph 21 of SFAS No. 115, “Accounting for Certain Investments in Debt and Equity Securities,” the Company believes that those requirements did not require any additional disclosure regarding the Company’s short-term investments that was not included in its reports. The Company’s belief is based on the following facts:

•	The Company had no gains or losses for the years ended December 31, 2004 and 2003 on its short-term investments.

•	At December 31, 2003 and 2004, the Company’s short-term investments were reported in its financial statements at cost, which approximated fair value. These short-term securities were considered to be investments of cash that were available for current operations.

•	There were no reclassifications of amounts out of accumulated other comprehensive income into earnings.

•	There were no transfers of securities from the available-for-sale category to the trading category and no related gross gains or losses transferred.

•	The Company does not hold trading securities.

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December 14, 2005

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Form 10-Q for the Quarterly Period Ended June 30, 2005

Note 15. Legal Proceedings

Stockholder Class Actions, page 10

4.	We note from your disclosure that there are several shareholder class actions filed against you and certain current and former officers and directors (i.e. the “March 31, 2005 order,” the “Parnassus complaint,” and the “Gentry Complaint”). To the extent that you are exposed to material losses in excess of the amounts for which accruals have been established, please revise the notes to your financial statements to include a discussion of the pending matters, the potential range of loss to which you are exposed in connection with these matters, and the amounts of any accruals that have been established. Refer to the guidance outlined in paragraphs 9 and 10 of SFAS No. 5. If you are unable to provide an estimate of the possible loss or range of loss, please revise your disclosure to explain why and state that an estimate cannot be made as required by paragraph 10 of SFAS No.5.

Response to comment no. 4:

The Company acknowledges that, pursuant to paragraphs 9 and 10 of FASB Statement No. 5, “Accounting for Contingencies,” its disclosure regarding these cases should have stated that an estimate of the amounts for its loss could not be determined at that time. However, since the additional disclosure, had it been included, would merely have stated that the Company lacked sufficient information on which to base an estimate of the loss contingency, the Company respectfully suggests that its omission was not material for the reasons discussed below.

The shareholder class action litigation disclosed in the notes to the financial statements for the quarter ended June 30, 2005 was still in the early stages of litigation at the time the Company filed its Form 10-Q for that quarter. Specifically, an order consolidating the four original cases and appointing a lead plaintiff had only recently been entered, the Parnassus Fund complaint had been filed less than four months before, and none of the complaints specified an amount of damages being sought. As a result, the Company did not have sufficient information upon which to base an estimate for its loss contingency. The Company has continued to analyze and monitor the developments related to these cases and will develop an estimate of its contingent liability at such time as sufficient information becomes available.

In future filings, in addition to the disclosure explaining the legal proceedings, the Company will disclose whether or not it is able to estimate the amount of the contingent loss based on the available facts and circumstances. If a loss is able to be estimated, the appropriate disclosure will be made in accordance with the FASB Statement No. 5.

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December 14, 2005

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In connection with our response, we acknowledge that we are responsible for the adequacy and accuracy of the disclosure in our filings; Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to our filings; and we may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to contact me at (510) 420-4882 if you have further questions or comments or require additional information.

Sincerely,

/s/ William B. Chiasson
William B. Chiasson
Chief Financial Officer

cc:	Thomas J. Kalinske
Kenneth L. Guernsey, Esq.